Form X-17A-5 Filer Information	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
	ANNUAL AUDITED REPORT Form X-17A-5 Part III	OMB Number: 3235-0123, 3235-0749
FORM X-17A-5		Estimated average burden hours per response: 12.00
	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	

X-17A-5: Filer Information

Filer CIK	0001636362
Filer CCC	J@n4xg4G
Is this a LIVE or TEST Filing?	◉ LIVE ○ TEST
Would you like a Return Copy?	☑
Is this an electronic copy of an official filing submitted in paper format?	☐
Confirming Broker Dealer Copy File Number	
Confirming Security-Based Swap Entity Copy File Number	

Submission Contact Information

Name	Lucas Everette Boyd
Phone	8648876505
E-Mail Address	lboyd@taxcreditmp.com

Notification Information

Notify via Filing Website only?	☐
Notification E-mail Address	lboyd@taxcreditmp.com
Notification E-mail Address	jboyd@poinsettsecurities.com

X-17A-5: Submission Information

Report for the Period Beginning	01-01-2025
and Ending	12-31-2025

Type of Registrant

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ OTC derivatives dealer

Material Weakness

Does this submission include an accountant's report covering the compliance report that indentifies one or more material weaknesses?   ○ Yes ◉ No

X-17A-5: A. Registrant Identification

Name of Firm	POINSETT SECURITIES, LLC

Address of Principal Place of Business (Do not use P.O. Box No.)

Address 1	777 LOWNDES HILL ROAD
Address 2	BLDG 3, SUITE 110
City	GREENVILLE

State/Country	SOUTH CAROLINA
Mailing Zip/ Portal Code	29607

Name and Telephone Number of Person to Contact in Regard to this Report

Name	John Wyatt Boyd
Telephone Number	8646302596

X-17A-5: B. Accountant Identification

Independent Public Accountant

Name - *if individual, state last, first, and middle name*	John Wyatt Boyd
Address 1	777 Lowndes Hill Rd.
Address 2	Building 3, Ste. 110
City	Greenville
State/Country	SOUTH CAROLINA
Mailing Zip/ Postal Code	29607

Check One

◉ Certified Public Accountant
○ Certified Public Accountant not resident in United States or any of its possessions

X-17A-5: Signature

Oath or Affirmation

I, **John W. Boyd ,** swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **POINSETT SECURITIES, LLC,** as of **12-31-2025,** is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature	John W. Boyd
Title	Chief Executive Officer

Notary Public

Checking this box acknowledges that this oath or affirmation has been notarized. ☑